Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 15 DATED DECEMBER 23, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose our entry into an agreement to acquire a student housing property in Tempe, Arizona.
Student Housing Property Acquisition

We, through a subsidiary indirectly owned 98% by the Company, have entered into a definitive agreement to acquire a fee-simple interest in a fully-leased student housing property in Tempe, Arizona, which we refer to as Tempe Student Housing, from an unaffiliated seller for a purchase price of $163 million in cash, exclusive of closing costs. At closing, we expect to enter into a sale agreement pursuant to which the real property underlying Tempe Student Housing will be sold to Safehold Inc., its affiliate, subsidiary or assignee (“Safehold”) and our indirect subsidiary will enter into a 104-year ground lease with Safehold. The proceeds from the sale are expected to be $54 million (the “Sale Price”) and the ground lease will require lease payments in an amount per year equal to the Sale Price multiplied by the greater of (x) the 30-year treasury rate at closing plus 0.65% and (y) 2.68%, subject to annual increases equal to 102% of the prior year’s lease payment plus periodic adjustments based on the Consumer Price Index for All Urban Consumers: All Items ("Price Index").

The closing of the acquisition of Tempe Student Housing has not occurred, is subject to numerous conditions, and no assurances can be provided that the closing will occur. In addition, the transactions with Safehold have not yet occurred and no assurances can be provided that they will occur.

Description of Tempe Student Housing

Tempe Student Housing is a Class A student housing property with 384 units, 833 beds and 414 parking spaces. Tempe Student Housing is comprised of a 317,374 square foot building situated on 2.1 acres located at 1000 East Apache Boulevard in Tempe, Arizona, one-tenth of a mile east of the Arizona State University, or ASU, campus and walking distance from Sun Devil Stadium, coffee shops, bookstores, restaurants and bars. Among other amenities, Tempe Student Housing features a rooftop deck with a pool, cabanas, and running track, high-tech amenities including ski and golf simulators, and a fitness center with on-demand fitness classes.

ASU is the largest and one of the fastest growing public universities in the nation and has emerged as a leader in higher education. For the fifth consecutive year, U.S. News & World Report 2021 edition of Best Colleges ranks ASU No. 1 among the Most Innovative Schools in America. With enrollment of over 52,000 students and a 12% increase in first-year on-campus students in the 2021-2022 school year, we believe ASU is likely to maintain a strong demand for walkable, off-campus housing as there are limited future on-campus housing projects planned and off-campus housing currently represents approximately 31% of full-time student enrollment.

Tempe Student Housing was completed in late 2017 and was 100% leased for the 2020-2021 school year, with 2021-2022 pre-leasing tracking its direct competitors. Primarily, tenants are ASU students that seek a close proximity to campus and superior amenities. The average lease term is 12 months from August to July with current average monthly rent of $1,018 per bed. The table below sets forth the average occupancy rate, expressed as a percentage of total available beds, and the average monthly rent per leased bed for Tempe Student Housing for each of the academic years following completion.

Academic Year	Average Occupancy Rate	Average Monthly Rent per Bed
2017-2018	86%	$982
2018-2019	98%	$964
2019-2020	99%	$971
2020-2021	100%	$1,018

We have no plans for material capital improvements in the near term, and we believe Tempe Student Housing is adequately covered by insurance and suitable for its intended purposes as a student housing apartment building. For federal income tax purposes, we estimate that the depreciable basis in Tempe Student Housing will be approximately $145 million. We will depreciate buildings based upon an estimated useful life of 39 years. We expect the estimated annual real estate taxes on Tempe Student Housing to total approximately $1.0 million at acquisition.

Financing of Tempe Student Housing

We expect to fund the purchase price of Tempe Student Housing through a combination of proceeds from our private offering of our Class N common stock, $54.0 million in proceeds from the sale and ground lease with Safehold described above to be entered into at closing, and a $65.5 million purchase money mortgage from Wells Fargo. The mortgage will bear interest at a variable per annum rate equal to the Secured Overnight Financing Rate plus 1.75%, payable monthly, which we expect to be approximately 1.80% at the time the acquisition closes. As described above, the ground lease will require payments in an amount per year equal to the Sale Price multiplied by the greater of (x) the 30-year treasury rate at closing plus 0.65% and (y) 2.68%, subject to annual increases equal to 102% of the prior year’s lease payment plus periodic adjustments based on the Price Index. The financing described above has not yet closed and there can be no assurance that we will secure financing on these terms or at all.

Property Management

We intend to engage an affiliate of PeakMade Real Estate as the property manager for Tempe Student Housing.